EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2007	2008	2009	2010	2011	9/30/2012	9/30/2012
EARNINGS
Income Before Income Taxes	$195,613	$166,801	$201,263	$210,898	$252,618	$378,143	$321,211
Fixed Charges (as below)	178,067	225,573	215,640	217,500	217,280	210,977	159,023
Total Earnings	$373,680	$392,374	$416,903	$428,398	$469,898	$589,120	$480,234

FIXED CHARGES
Interest Expense	$165,405	$209,733	$202,426	$207,649	$204,623	$200,623	$153,323
Credit for Allowance for Borrowed Funds Used During Construction	6,962	9,040	6,014	2,251	6,257	3,954	900
Estimated Interest Element in Lease Rentals	5,700	6,800	7,200	7,600	6,400	6,400	4,800
Total Fixed Charges	$178,067	$225,573	$215,640	$217,500	$217,280	$210,977	$159,023

Ratio of Earnings to Fixed Charges	2.09	1.73	1.93	1.96	2.16	2.79	3.01